Exhibit 99.1

news release
Encana to adopt U.S. GAAP financial reporting in 2012
U.S. GAAP reporting increases financial comparability with peer companies
Calgary, Alberta (December 8, 2011) — The Board of Directors of Encana Corporation (TSX, NYSE: ECA) has approved a plan to adopt U.S. Generally Accepted Accounting Principles (U.S. GAAP) starting in 2012.
Adopting U.S. GAAP will make it easier for investors to compare Encana’s financial performance with its peer companies, most of which are based in the United States. Consistent with current practice, Encana will report its 2011 year-end financial results in February 2012 in accordance with International Financial Reporting Standards (IFRS). Starting in April 2012, Encana will report its first quarter results using U.S. GAAP.
Historically, Encana has provided reconciliations to U.S. GAAP in its annual audited consolidated financial statements. Since July 2011, Encana has published quarterly U.S. GAAP supplemental information outlining its performance and key financial metrics in comparison to IFRS for 2011 and 2010. Encana’s U.S. GAAP supplemental information for the period ended September 30, 2011 is available on the company’s website. Encana reports in U.S. dollars unless otherwise noted.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of resource plays producing natural gas and natural gas liquids in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, Encana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements”. The forward-looking statements in this news release include, but are not limited to, statements with respect to: the anticipated adoption of U.S. GAAP for financial reporting purposes by April 2012.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the company may decide not to proceed with the adoption of U.S. GAAP in April 2012; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Encana Corporation

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799
Source: Encana Corporation

Encana Corporation	2